Filed by Ocular Sciences, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Ocular Sciences, Inc.

Commission File No.: 000-22623

The following is a message sent on August 11, 2004 to employees of Ocular Sciences, Inc. relating to the proposed merger between The Cooper Companies, Inc. and Ocular Sciences, Inc. announced on July 28, 2004. The message was distributed via electronic mail by various members of Ocular Sciences, Inc.’s management.

Since the announcement on July 28, 2004 outlining The Cooper Companies intention to acquire OSI the following actions have occurred or are in process:

1. Greg Fryling, COO and John Calcagno, CFO of CooperVision visited the Concord offices on Wednesday, August 4th. The purpose of their visit was to communicate their enthusiasm for the combination of the two companies as well as discuss their plans on how they will be proceeding to build the new organization. They stated their intention to build an organization that has leadership from both organizations as well as a process that will allow OSI employees to be considered for positions in the new organization.

2. John Weber, EVP of OSI’s Worldwide Operations has recently visited many OSI manufacturing locations to reassure these employee groups to expect minimal if any disruption. Cooper has reiterated the fact that OSI’s R&D, the new product pipeline, the geographical organization and the strength of our manufacturing including our 1-Day manufacturing expertise were the compelling reasons for the proposed acquisition. This means that OSI employees can have a great deal of pride in knowing their contributions have been recognized not only within OSI but in the Contact Lens industry.

3. It is essential we keep our forward momentum in place so we can continue to achieve sales and profit objectives. We are continuing our efforts to develop compliance with the Sarbanes Oxley Act (SOX), as we must be prepared to meet these regulations.

4. We are continuing to pursue the SAP project but at a reduced pace. The SAP 101 courses have been delivered and certain teams will continue to move the program forward.

5. We recognize that you will have questions regarding changes that may occur following the completion of the transaction. Some of these questions involve transition opportunities, benefit plans and the selection process for positions in the new company. We will continue to pursue answers in cooperation with CooperVision.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENT

This email message contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of integration plans are forward-looking statements. Risks, uncertainties and assumptions include those described in the joint press release announcing our proposed merger with The Cooper Companies, Inc. and in Ocular Sciences, Inc.’s Securities and Exchange Commission reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Ocular Sciences, Inc.’s results could differ materially from its expectations in these statements. These filings are available on a web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The Cooper Companies, Inc. (“Cooper”) intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Cooper and Ocular Sciences, Inc. (“Ocular Sciences”), and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Cooper and Ocular Sciences. Investors and security holders of Cooper and Ocular Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Cooper, Ocular Sciences and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Cooper or Ocular Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Christine Bender (Investor Relations), The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocular@evcgroup.com.

Coopers, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Coopers is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’s proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.